 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR MARCH TRAFFIC GROWS 10% TO 9.4M CUSTOMERS

LOAD FACTOR UNCHANGED AT 94%

OVER 500 FLIGHTS (100K PAX) CANCELLED DUE TO ATC STRIKES

Ryanair, Europe's No.1 airline, today (4 Apr) released March traffic statistics as follows:

● Traffic grew 10% to 9.4m customers.

● Load factor unchanged at 94%

● Rolling annual traffic to March grew 13% to 120m customers.

	Mar 16	Mar 17	Change
Customers	8.5M	9.4M	+10%
Load Factor	94%	94%	N/A

Ryanair's Kenny Jacobs said:

"Ryanair's March traffic grew by 10% to 9.4m customers, while our load factor was unchanged (despite the absence of Easter) from last year at 94%, on the back of lower fares and the continuing success of our "Always Getting Better" customer experience programme. Our rolling annual traffic reached 120m. March traffic was also impacted by the cancellation of over 530 flights due to repeated ATC and some handling strikes, which cut our traffic by approx. 100,000 customers.

We call on the French Government and European Commission to take action to prevent another summer of ATC disruptions and urge all customers to sign the A4E online petition, Keep Europe's Skies Open, (http://www.keepeuropesskiesopen.com/) to help protect Europe from repeated disruption by ATC unions."

ENDS

For further information
please contact:
Robin Kiely                             Piaras Kelly
                                                     Ryanair DAC                           Edelman Ireland
                                                     Tel: +353-1-9451949                Tel: +353-1-6789333
                        press@ryanair.com                  ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 April, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary